Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twelfth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The twelfth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 27, 2019 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated March 12, 2019. Out of the Company’s ten directors, eight directors attended the Meeting in person, including Wang Bin, chairman and executive director of the Company; Su Hengxuan and Xu Haifeng, executive directors of the Company; Yin Zhaojun, a non-executive director of the Company; and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Yuan Changqing and Liu Huimin, non-executive directors of the Company, were on leave for business and authorized in writing, respectively, Tang Xin and Yin Zhaojun, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Wang Bin. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2018 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 10 for, 0 against, with no abstention

2.	Proposal on the Annual Financial Reports for the year ended December 31, 2018

After review and discussion, the Board approved the proposal, which includes the 2018 Annual Financial Statements prepared in accordance with PRC GAAP, the 2018 Financial Statements prepared in accordance with IFRS, the 2018 Report on Participating Insurance Products, the 2018 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2018 Report on Changes in Accounting Estimates. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2018 Annual Shareholders’ Meeting for approval. For details of changes in accounting estimates in the year of 2018, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2018

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 10 for, 0 against, with no abstention

4.	Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2018 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

5.	Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 10 for, 0 against, with no abstention

6.	Proposal on the Report of the Board for the Year of 2018

The Board agreed to submit the report to the 2018 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

7.	Proposal on the Report on the Performance of Committees of the Board in 2018

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 10 for, 0 against, with no abstention

8.	Proposal on the Report on the Performance of Independent Directors of the Board in 2018

The Board agreed to submit the report to the 2018 Annual Shareholders’ Meeting for review. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

9.	Proposal on the Profit Allocation for the Year of 2018

The Company must distribute the income from general equity instrument in the amount of RMB384 million as agreed in the Offering Circular relating to the Core Tier 2 Capital Securities issued by the Company in July 2015, and in accordance with the Company Law and other applicable laws of the People’s Republic of China and the AOA, must withhold 10% of the after-tax profit for the year ended December 31, 2018 as statutory reserves amounting to RMB1,275 million and general risk reserves amounting to RMB1,275 million, respectively. The Board will submit the proposal on the following matters to the 2018 Annual Shareholders’ Meeting for approval: after the allocation of RMB1,275 million (being 10% of its after-tax profit for 2018) to its discretionary surplus reserve fund, based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.16 per share (inclusive of tax), totaling approximately RMB4,522million, to all shareholders of the Company. Following the above allocation, unallocated balance of the after-tax net profit of the Company for 2018 will be recorded as unallocated profit and will be allocated in the following years. Capital reserves will not be used to increase the Company’s share capital during the above allocation. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2018 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

10.	Proposal on the Remunerations of the Auditor for 2018 and the Appointment of the Auditor for 2019

The Board agreed to pay a total amount of RMB55.68 million (inclusive of tax) as the remunerations of the auditor for 2018, and proposed to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the US Form 20-F auditor of the Company for the year 2019, and Ernst & Young as the Hong Kong auditor of the Company for the year 2019. The Board agreed to submit this proposal to the 2018 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

11.	Proposal on General Authorization for Issuance of H Shares

The Board agreed to submit this proposal to the 2018 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

12.	Proposal on Authorization on the Company’s Issuance of Overseas Senior Bonds

The Board agreed to submit this proposal to the 2018 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

13.	Proposal on the Report on Related Party Transactions of the Year of 2018 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2018

The Board agreed to submit this proposal to the 2018 Annual Shareholders’ Meeting for review.

Voting result: 10 for, 0 against, with no abstention

14.	Proposal on Convening the 2018 Annual Shareholders’ Meeting

Notice of the 2018 Annual Shareholders’ Meeting will be published separately.

Voting result: 10 for, 0 against, with no abstention

15.	Proposal on the New Business Plan of the Company for the Year of 2019-2021

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

16.	Proposal on Nominating Mr. Zhao Peng as the Chief Financial Officer of the Company

The independent directors gave their independent opinions and agreed on the proposal. Please see the annex of this announcement for the biography of Mr. Zhao Peng. The qualification of Mr. Zhao Peng as the Chief Financial Officer of the Company is still subject to the approval of the China Banking and Insurance Regulatory Commission.

Voting result: 10 for, 0 against, with no abstention

17.	Proposal on Nominating the Candidates for the Directors of the Fifth Session of the Board of Directors of China Life Asset Management Company Limited

Voting result: 10 for, 0 against, with no abstention

18.	Proposal on the Signing of the Framework Agreement on Connected Transaction between the Company and Sino-Ocean Group Holding Limited

The independent directors gave their independent opinions and agreed on the proposal. For details, please see a separate announcement filed on the same date of this announcement.

Voting result: 10 for, 0 against, with no abstention

19.	Proposal on the Investment by the Company in Project Ruibo

This transaction constitutes a material related party transaction of the Company under the rules of the China Banking and Insurance Regulatory Commission. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 10 for, 0 against, with no abstention

20.	Proposal on the Company’s Administrative Measures (Amended) on the Approval Authorization of Fixed Assets

Voting result: 10 for, 0 against, with no abstention

21.	Proposal on the Authorization of the Company’s Investment in connection with Overseas Loans under Domestic Guarantee

Voting result: 10 for, 0 against, with no abstention

22.	Proposal on the Authorization of the Company’s Guarantee by way of Bank Credit

Voting result: 10 for, 0 against, with no abstention

23.	Proposal on the 2018 Solvency Report of the Company

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

24.	Proposal on the Company’s Implementation of the New Accounting Standards for Lease

Voting result: 10 for, 0 against, with no abstention

25.	Proposal on 2018 Social Responsibility Report of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 10 for, 0 against, with no abstention

26.	Proposal on the 2018 Reputational Risk Management Report of the Company

Voting result: 10 for, 0 against, with no abstention

27.	Proposal on the 2018 Assessment Report on Internal Control (A Shares) of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 10 for, 0 against, with no abstention

28.	Proposal on the Internal Audit Work of the Company for the Year of 2018

Voting result: 10 for, 0 against, with no abstention

29.	Proposal on the Audit Report on Related Party Transactions for the Year of 2018

Voting result: 10 for, 0 against, with no abstention

30.	Proposal on the 2018 Compliance Report of the Company

Voting result: 10 for, 0 against, with no abstention

31.	Proposal on Revising the Rules of Comprehensive Risk Management and Other Relevant Measures

Voting result: 10 for, 0 against, with no abstention

32.	Proposal on the Report on 2018 Anti-Money Laundering Work Summary and Work Plan for 2019

Voting result: 10 for, 0 against, with no abstention

33.	Proposal on Risk Preference Statement of the Company for 2019

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

Please see notice and materials for the 2018 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2018 Annual Shareholders’ Meeting for approval and review.

Board of Directors of China Life Insurance Company Limited

March 27, 2019

Commission File Number 001-31914

Annex

Biography of Mr. Zhao Peng

Zhao Peng, born in 1972, has served as the Vice President of the Company since March 2018. He has been an Assistant to the President of the Company from October 2017 to March 2018 and the General Manager of Zhejiang Branch of the Company from January 2015 to October 2017. From 2014 to 2015, he successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person-in-charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in China Life Insurance (Group) Company, including the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager and the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department. From 1995 to 2003, Mr. Zhao successively served as a staff member of the Capital Division, a staff member of the Financial Management Division, the Deputy Division Chief and the Division Chief of the Capital Division of the Planning and Finance Department of China Life Insurance Company. Mr. Zhao graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics, from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics, and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in Business Administration.